July 28, 2015

VIA EDGAR

Mr. Mark A. Cowan, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	FORUM FUNDS II ABR Dynamic Blend Equity & Volatility Fund (the "Fund") (FileNos.811-22842 and 333-188521)

Dear Mr. Cowan:

On May 15, 2015, Forum Funds II ("Registrant") filed Post-Effective Amendment No. 33 ("PEA 33") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Fund's prospectus, statement of additional information, and Part C (accession number 0001435109-15-000421) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Wednesday, June 10, 2015 regarding PEA 33 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS
Comment 1: Include the Fund's tickers on the cover page of the Prospectus when available.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 2: Confirm that the footnotes to the "Fees and Expenses" table are consistent with the requirements imposed by Form N-1A.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 3: Ensure that the Fund's disclosures pertaining to derivatives are not overly vague or generalized. Reference, specifically, Barry Miller's letter to the Investment Company Institute dated July 30, 2010 ("ICI Letter"), and the SEC's Division of Investment Management's Guidance Update dated July 2013 ("IM Guidance").

Response: Registrant confirms that the Fund's disclosures pertaining to derivatives are not overly vague or generalized in accordance with the ICI Letter and IM Guidance

U.S. Securities and Exchange Commission
July 28, 2015

Comment 4: The section "Principal Investment Strategies" states, "[f]or purposes of this policy, the notional value of the Fund's investments in derivative instruments that provide exposure comparable to investments in equity securities, including volatility in the equity markets, may be counted toward satisfaction of the 80% policy." Please explain supplementally why it is appropriate to use notional value instead of mark-to-market for purposes of the 80% test.

Response: Registrant intends to take into account exposures created by derivative instruments for purposes of the Fund's 80% policy in a manner consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended ("1940 Act"). By way of example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of the 80% test. We respectfully submit that such treatment is consistent with the SEC's statement that "[i]n appropriate circumstances" an investment company could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket." See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

Comment 5: In the section "Principal Investment Strategies," revise the disclosure to make clear what the Index is attempting to do. For example, does the Index seek to manage equity exposure based on the level of volatility in the market so as to provide less risk than a typical equity fund?

Response: Registrant has revised the disclosure consistent with the Staff's comment. The relevant language in the principal investment strategies has been revised as follows:

"The Fund's investment model is designed to hold each security in approximately the same proportion as its weighting in the ABR Dynamic Blend Equity & Volatility Index Powered by Wilshire (the "Index").. .

Unlike many actively managed investment companies, the Fund does not seek to outperform the Index and does not seek temporary defensive positions when markets decline or appear overvalued. The Index is designed to capture favorable volatility movements in the equity markets while maintaining equity exposure to preserve positive performance during extended periods of rising markets. The Fund is systematically rebalanced once daily to replicate the ratio of the Index's exposure to the S&P 500® Total Return Index, the S&P 500® VIX Short-Term Futures Index, and cash based on the investment model's assessed volatility in the market and the historic returns of the underlying indexes."

Comment 6: If the daily systematic rebalance of the Index that is referenced in the section "Principal Investment Strategies" is likely to result in a lot of active trading or high portfolio turnover, include the appropriate risk factors in the "Principal Investment Risks."

Response: Registrant has revised the disclosure to include "High Portfolio Turnover Risk," consistent with the Staff's comment. Although the portfolio turnover rate for the Fund is expected to be low under normal conditions, the Fund may, at times, convert a significant portion of its holdings to cash.

U.S. Securities and Exchange Commission
July 28, 2015

Comment 7: To the extent possible, revise the section "Principal Investment Strategies" to address with specific figures how the Fund's exposure to the S&P 500® Total Return Index and S&P 500® VIX Short-Term Futures Index will adjust based on market conditions.

Response: Registrant has revised the disclosure consistent with the Staff's comment. The relevant language in the principal investment strategies has been revised as follows:

"The Fund is systematically rebalanced once daily to replicate the ratio of the Index's exposure to the S&P 500® Total Return Index, the S&P 500® VIX Short-Term Futures Index, and cash based on the investment model's assessed volatility in the market and the historic returns of the underlying indexes. The Fund's exposure to the S&P 500® Total Return Index increases in periods of relatively low market volatility, as determined by the Index, which reflects the investment model and compared to historic levels of market volatility. The Fund's exposure to the S&P 500® VIX Short-Term Futures Index increases in periods of relatively high volatility. During periods of extremely high volatility in the equity markets, the Fund's exposure to the S&P 500® VIX Short-Term Futures Index may approach 50%. During periods of extremely low volatility in the equity markets, the Fund's exposure to the S&P 500® Total Return Index may approach 100%. At times, the Fund may also convert to a full cash position as necessary to remain consistent with the cash position weighting of the Index. The Adviser rebalances the Fund's assets into a full cash position, as dictated by the Index, which reflects the investment model, based on current levels of market volatility and the historic performance of the market."

Comment 8: Please ensure that the "Principal Investment Risks" correspond to the "Principal Investment Strategies." Specifically, consider whether the inclusions of "Common and Preferred Stock Risk," "Liquidity Risk," and "Volatility Risk" are appropriate or revise the disclosure accordingly.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 9: Consider whether the subsection entitled "How to Contact the Fund" is appropriately placed under the section entitled "Your Account," or whether it should be moved down to the section entitled "General Information."

Response: Registrant confirms that the placement of the referenced subsections is appropriate and consistent with the disclosure of its other series.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")
Comment 10: In the section entitled "Investment Limitations," consider adding a non-fundamental policy with respect to the Fund's investments in illiquid securities.

Response: Registrant respectfully declines the Staff's comment. Registrant nonetheless confirms that the Fund may not invest more than 15% of its net assets, determined at the time of investment, in illiquid securities, as evidenced in the section of the SAI entitled, "Investment Policies and Risks - Illiquid Securities."

Comment 11: In the section entitled "Investment Limitations," revise the fundamental limitation relating to concentration to remove the exception to the concentration policy for investments in the real estate industry.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

U.S. Securities and Exchange Commission
July 28, 2015

Comment 12: In the section entitled "Fundamental Limitations," provide a narrative disclosure describing the specific limitations imposed by the 1940 Act.

Response: Registrant respectfully declines the Staff's comment. Registrant refers the Staff to the qualifiers disclosed below the fundamental investment limitations, which are believed to be sufficiently descriptive. In addition, because of the evolving nature of governing statutes, SEC rules, and Staff interpretations, Registrant prefers not to limit itself to current day norms that may be markedly different than norms that evolve during the life of the Funds.

Comment 13: In the section entitled "Additional Redemption Information," remove reference to the redemption fee and any sales charges as inapplicable.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,
/s/ Zachary R. Tackett
Zachary R. Tackett

cc: Alison Fuller, Esq.
Stradley Ronon Stevens & Young LLP